November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Abby Adams Celeste Murphy Julie Sherman Angela Connell

Re:	Kinnate Biopharma Inc. Registration Statement on Form S-1 File No. 333-250086

Acceleration Request
          Requested Date:          December 2, 2020
          Requested Time:          4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kinnate Biopharma Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-250086) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

* * * *

Sincerely,

Kinnate Biopharma Inc.

/s/ Nima Farzan

Nima Farzan
Chief Executive Officer

cc:	Mark Meltz, Kinnate Biopharma Inc. Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP